Exhibit 99.1

TURNING POINT THERAPEUTICS AND ZAI LAB ANNOUNCE

EXCLUSIVE LICENSE AGREEMENT FOR REPOTRECTINIB IN GREATER CHINA

Zai Lab Granted Exclusive Rights to Develop and Commercialize Repotrectinib in Greater China

Turning Point to Receive $25 Million Upfront, Potential for Future Milestones of up to $151 Million and Royalties

TRIDENT-1 Phase 2 Registrational Study of Repotrectinib to Open Additional Sites in Greater China

SAN DIEGO and SHANGHAI, July 7, 2020 – Turning Point Therapeutics, Inc. (NASDAQ: TPTX), a precision oncology company developing next-generation therapies that target genetic drivers of cancer, and Zai Lab (NASDAQ: ZLAB), an innovative commercial-stage biopharmaceutical company, today announced an exclusive license agreement for the development and commercialization of Turning Point’s lead drug candidate, repotrectinib, in Greater China, which includes mainland China, Hong Kong, Macau and Taiwan.

Under the terms of the agreement, Zai Lab will obtain exclusive rights to develop and commercialize repotrectinib in Greater China and Turning Point Therapeutics will receive a $25 million upfront payment, with potential to receive up to an additional $151 million in development, regulatory and sales-based milestone payments. Turning Point will also be eligible to receive mid-to-high teen royalties based on annual net sales of repotrectinib in Greater China.

“With more than 700,000 newly diagnosed lung cancer patients every year in Greater China, and the development and commercialization capabilities Zai Lab have shown over time in the region, we view Zai Lab as the ideal partner to help expand the potential reach of repotrectinib,” said Athena Countouriotis, M.D., President and Chief Executive Officer of Turning Point Therapeutics. “Our collaboration with Zai Lab is a strategic step to potentially accelerate the development of repotrectinib in Greater China.”

Zai Lab anticipates opening additional sites for the TRIDENT-1 Phase 2 registrational clinical study of repotrectinib. The ongoing study is currently active in 11 countries globally and enrolling patients with ROS1-positive advanced non-small cell lung cancer (NSCLC) and NTRK-positive solid tumors.

“We are very pleased to enter into this agreement with Turning Point Therapeutics. Repotrectinib is highly synergistic with Zai’s existing pipeline and further strengthens our disease area strongholds across most common tumor types in China, particularly in lung cancer. We are looking forward to bringing this potential best-in-class agent in the front-line setting and for patients previously treated with an approved tyrosine kinase inhibitor (TKI) where there are no approved targeted therapies,” said Samantha Du, Ph.D., Founder, Chairwoman and Chief Executive Officer of Zai Lab.

“In China, there is only one approved targeted therapy for patients with advanced ROS1-positive lung cancer and despite its efficacy, most patients eventually acquire resistance,” said Dr. Lu Shun, Director of Chinese Lung Cancer Association. “The unmet need in the ROS1-positive lung cancer patient population is significant. The preliminary clinical activity and safety data generated to date for repotrectinib represent a promising clinical profile. If approved, repotrectinib has the potential to be the standard of care for ROS1-positive patients with advanced non-small cell lung cancer in China.”

About Repotrectinib

Repotrectinib is an investigational next-generation TKI designed to effectively target ROS1 and TRK A/B/C with potential to treat TKI-naïve or -pretreated patients. ROS1 rearrangement is estimated to be an oncogenic driver in approximately 2 to 3 percent of patients with advanced NSCLC in China, and NTRK is estimated to be an oncogenic driver in approximately 0.5 percent of patients with other advanced solid tumors in China.

Utilizing a 22 July 2019 data cut-off, data from the Phase 1 portion of TRIDENT-1 demonstrated the potential for repotrectinib to be best-in-class for the treatment of ROS1-positive advanced NSCLC in patients who were not previously treated with a TKI, with a 91 percent overall response rate by blinded independent central review, a median duration of response of 23.1 months, a median progression-free survival of 24.6 months, and a generally well-tolerated adverse-event profile.

More information about the ongoing TRIDENT-1 study of repotrectinib may be found by searching clinical trial identifier NCT03093116 at https://clinicaltrials.gov.

About Zai Lab
Zai Lab (NASDAQ:ZLAB) is an innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. To quickly target the large, fast-growing segments of China’s pharmaceutical market and address unmet medical needs, Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates. Zai Lab has also built an in-house team with strong drug discovery and translational research capabilities, aiming to establish a global pipeline of proprietary drug candidates against targets in our focus areas. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

About Turning Point Therapeutics Inc.

Turning Point Therapeutics is a clinical-stage precision oncology company with a pipeline of internally discovered investigational drugs designed to address key limitations of existing cancer therapies. The company’s lead drug candidate, repotrectinib, is a next-

generation kinase inhibitor targeting the ROS1 and TRK oncogenic drivers of non-small cell lung cancer and advanced solid tumors. Repotrectinib, which is being studied in a registrational Phase 2 study in adults and a Phase 1/2 study in pediatric patients, has shown antitumor activity and durable responses among kinase inhibitor treatment-naïve and pre-treated patients. The company’s pipeline of drug candidates also includes TPX-0022, targeting MET, CSF1R and SRC, which is being studied in a Phase 1 trial of patients with advanced or metastatic solid tumors harboring genetic alterations in MET; TPX-0046, targeting RET and SRC, which is being studied in a Phase 1/2 trial of patients with advanced or metastatic solid tumors harboring genetic alterations in RET; and TPX-0131, a next-generation ALK inhibitor in IND-enabling studies. Turning Point’s next-generation kinase inhibitors are designed to bind to their targets with greater precision and affinity than existing therapies, with a novel, compact structure that has demonstrated an ability to potentially overcome treatment resistance common with other kinase inhibitors. The company is driven to develop therapies that mark a turning point for patients in their cancer treatment. For more information, visit www.tptherapeutics.com.

Zai Lab Forward Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding the prospects of and plans for commercializing repotrectinib in mainland China, Hong Kong, Macau and Taiwan. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

Turning Point Therapeutics Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding, among other things, the efficacy, safety and therapeutic potential of Turning Point Therapeutics’ drug candidate repotrectinib, the results, conduct, and progress of Turning Point Therapeutics’ TRIDENT-1 clinical study of repotrectinib, including the ability of Zai Lab to open additional sites and the potential to accelerate the development of repotrectinib in Greater China, the ability to expand the potential reach of repotrectinib to patients in Greater China, and the potential to receive milestone and royalty payments from Zai Lab. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as “plans”, “will”, “believes,” “anticipates,” “expects,” “intends,” “goal,” “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Turning Point Therapeutics’ current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with Turning Point Therapeutics’ business in general, risks and uncertainties related to the impact of the COVID-19 pandemic to Turning Point’s business, and the other risks described in Turning Point Therapeutics’ filings with the SEC. All forward-looking statements contained in this press release speak only as of the date on which they were made. Turning Point Therapeutics undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

CONTACTS:

Zai Lab
Billy Cho, CFO
+86 137 6151 2501
billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.
Burns McClellan, on behalf of Zai Lab
212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni
Endurance Advisors, on behalf of Zai Lab
415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com

Turning Point Therapeutics

Jim Mazzola

jim.mazzola@tptherapeutics.com

858-342-8272

4